Filed by KKR Financial Holdings LLC

pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule
14a-12 of the Securities Exchange Act of 1934.

Subject Company: KKR Financial Holdings LLC

Commission File No.: 001-33437

Commission File No. for Registration Statement

on Form S-4: 333-193359

KKR Financial Holdings LLC sent the following letter to certain common shareholders on April 15, 2014:

April 15, 2014

Dear Shareholder:

TIME IS GROWING SHORT—

PLEASE MAKE SURE YOUR SHARES ARE REPRESENTED!

The April 30, 2014 special meeting of shareholders of KKR Financial Holdings LLC is fast approaching, and according to our latest records, we have not yet received your vote.  Your board of directors recommends that you vote FOR all the proposals in connection with the proposed merger with KKR & Co. L.P.

Since approval of the merger requires the affirmative vote of a majority of the outstanding shares, your vote is important, no matter how many or how few shares you may own.  If you fail to vote, it will have the same effect as a vote against the proposed merger.  To make sure your shares are in the count, we encourage you to please vote today by telephone or by Internet.

Thank you for your support.

Very truly yours,

Craig Farr
Chief Executive Officer and Director

YOUR VOTE IS IMPORTANT—
Failing to Vote has the Same Effect as a Vote “Against” the Proposed Merger.

Since time is short, we encourage you to vote your shares by telephone or by Internet—please simply follow the easy instructions on the enclosed proxy card.

If you have any questions, or need assistance in voting
your shares, please call our proxy solicitor,

INNISFREE M&A INCORPORATED
TOLL-FREE, at 1-888-750-5834.

Additional Information for KFN Common Shareholders

In connection with the proposed transaction, KKR has filed a Registration Statement on Form S-4 that includes a proxy statement of KFN and that also constitutes a prospectus of KKR. KKR and KFN also plan to file other relevant materials with the SEC. Shareholders of KFN are urged to read the proxy statement/prospectus contained in the Registration Statement and other relevant materials because these materials contain important information about the proposed transaction. These materials will be made available to the shareholders of KFN at no expense to them. The Registration Statement and other relevant materials, including any documents incorporated by reference therein, may be obtained free of charge at the SEC’s website at www.sec.gov or for free from KKR at http://ir.kkr.com/ or by emailing kfn.ir@kkr.com. You may also read and copy any reports, statements and other information filed by KKR with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information or its public reference room.

KKR, KFN and their respective directors, executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from KFN’s common shareholders in respect of the proposed transaction. Information regarding KFN’s directors and executive officers is available in the Company’s proxy statement for its 2013 annual meeting of shareholders, filed with the SEC on March 18, 2013. Information regarding KKR’s directors and executive officers is available in the Registration Statement on Form S-4 filed in connection with the proposed transactions. These documents may be obtained free of charge from the SEC’s website at www.sec.gov and the Company’s website at http://ir.kkr.com/kfn_ir/kfn_sec.cfm.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.